CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 August 1, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:       First Trust Exchange-Traded Fund IV (the "Trust")
                        File Nos. 811-22559 and 333-174332
              ----------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 10, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Enhanced Short Maturity ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES AND PRINCIPAL INVESTMENT STRATEGIES

      The Principal Investment Strategies section provides disclosure that the Fund will principally invest in investment companies. If it is anticipated that the fees and expenses incurred directly by the Fund as a result of investment in shares of investment companies exceeds 0.01% of average net assets of the Fund, the Annual Fund Operating Expenses table should contain a subcaption for Acquired Fund Fees and Expenses. Also, disclose in a footnote to the table that the Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.


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Karen Rossotto
August 1, 2014
Page 2




RESPONSE TO COMMENT 1

      The disclosure has been revised in accordance with the comment.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure provides that the Fund invests at least 80% of its assets in Fixed Income Securities that are rated investment grade at the time of purchase. If that also means that the Fund will invest up to 20% of its net assets in below investment grade securities, provide additional disclosure regarding such investments in below investment grade securities and also provide the appropriate risk factors.

RESPONSE TO COMMENT 2

      The disclosure has been revised in accordance with the comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      If available, provide the Fund's average duration. If the Fund does not have a duration policy, provide such disclosure. Also, duration is not only based on the factors that are disclosed in the Principal Investment Strategies section. Considering that duration is a measure of volatility, provide an example explaining in plain English how duration measures volatility.

RESPONSE TO COMMENT 3

      The disclosure has been revised in accordance with the comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Explain in plain English the distinction between "dollar-weighted average maturity" and "average weighted maturity."


RESPONSE TO COMMENT 4

      The disclosure has been revised in accordance with the comment.


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Karen Rossotto
August 1, 2014
Page 3




COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Provide disclosure that floating rate loans, in which the Fund invests, will likely be rated below investment grade and are commonly referred to as "junk" bonds.

RESPONSE TO COMMENT 5

      The disclosure has been revised in accordance with the comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Provide clarification in the last paragraph of the Principal Investment Strategies section that the ETFs in which the Fund invests to gain exposure to Fixed Income Securities will not be used as a substitute for securities for that would be counted for the Fund's 80% test. Explain how the Fund's investment in ETFs will be handled with respect to the 80% test.

RESPONSE TO COMMENT 6

      The disclosure has been revised in accordance with the comment.

COMMENT 7 - PRINCIPAL RISKS

      With respect to the Alternative Minimum Tax Risk, provide confirmation that all the Fund's holdings would be subject to the alternative minimum tax.

RESPONSE TO COMMENT 7

      This risk has been removed as it does not apply to this Fund.

COMMENT 8 - PRINCIPAL RISKS

      In the Floating Rate Loan Risk, provide additional disclosure that these investments are commonly referred to as "junk" bonds. Also include risk disclosure associated with an investment in unsecured loans.

RESPONSE TO COMMENT 8

      The disclosure has been revised in accordance with the comment.


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Karen Rossotto
August 1, 2014
Page 4




COMMENT 9 - PRINCIPAL RISKS AND PRINCIPAL INVESTMENT STRATEGIES

      If the Municipal Lease Obligations Risk is an appropriate principal risk disclosure for this Fund, provide corresponding disclosure in the Principal Investment Strategies section.

RESPONSE TO COMMENT 9

      This risk has been removed as it does not apply to this Fund.

COMMENT 10 - PRINCIPAL RISKS

      With respect to the Non-U.S. Securities Risk, provide risk disclosure regarding emerging markets, as appropriate.

RESPONSE TO COMMENT 10

      The disclosure has been revised in accordance with the comment.

COMMENT 11 - PRINCIPAL RISKS

      Include an asset-backed securities risk in the Principal Risks section.

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with the comment.

COMMENT 12 - FUND INVESTMENTS

      With respect to the disclosure regarding High Yield Corporate Bonds and Floating Rate Loans, if the Fund invests in participation interests, disclose whether such investment is a principal or non-principal investment.

RESPONSE TO COMMENT 12

      Investment in participation interests will be non-principal, therefore, the disclosure has been revised in accordance with the comment.


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Karen Rossotto
August 1, 2014
Page 5




COMMENT 13 - FUND INVESTMENTS

      With respect to the disclosure regarding Municipal Securities, if the Fund invests in tender option bond trusts and custodial receipts trusts, disclose whether such investments are principal or non-principal investments.

RESPONSE TO COMMENT 13

      Investment in Municipal Securities will be non-principal, therefore, the disclosure has been revised in accordance with the comment.

COMMENT 14 - FUND INVESTMENTS

      With respect to the disclosure regarding Mortgage-Related Investments, if the Fund invests in mortgage dollar rolls or TBA transactions, disclose whether such investments are principal or non-principal investments. Provide the appropriate risk disclosure.

RESPONSE TO COMMENT 14

      Investment in mortgage dollar rolls or TBA transactions will be non-principal, therefore, the disclosure has been revised in accordance with the comment.

COMMENT 15 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      With respect to the Tax Risk, are the references to the "flat tax" and the "value added tax" realistic risks? Revise as appropriate.

RESPONSE TO COMMENT 15

      The disclosure has been revised in accordance with the comment.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      With respect to the description of high yield securities, provide additional disclosure that these such securities are commonly referred to as "junk" bonds.


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Karen Rossotto
August 1, 2014
Page 6




RESPONSE TO COMMENT 16

      The disclosure has been revised in accordance with the comment.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

        o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                            Sincerely yours,

                                            CHAPMAN AND CUTLER LLP



                                            By: /s/  Morrison C. Warren
                                                ------------------------------
                                                     Morrison C. Warren